SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed

Pursuant To Rules 13d-1(B), (C) And (D) And

Amendments Thereto Filed Pursuant To Rule 13d-2(B)

(Amendment No. 16)

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $0.10 per share)

(Title of Class of Securities)

679580100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David S. Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 936,195 (See Item 4)
6. SHARED VOTING POWER 792,138 (See Item 4)
7. SOLE DISPOSITIVE POWER 936,195 (See Item 4)
8. SHARED DISPOSITIVE POWER 792,138 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,333
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

Page 2 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David S. Congdon, Custodian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 103,068 (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER 103,068 (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,068
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

Page 3 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David S. Congdon Revocable Trust, dated December 3, 1991
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 581,825 (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER 581,825 (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,825
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 4 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David S. Congdon Irrevocable Trust #1, dated December 1, 1992
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4)
6. SHARED VOTING POWER 277,534 (See Item 4)
7. SOLE DISPOSITIVE POWER -0- (See Item 4)
8. SHARED DISPOSITIVE POWER 277,534 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,534
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 5 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 36,911 (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER 36,911 (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,911
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 6 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 36,911 (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER 36,911 (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,911
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 7 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 36,911 (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER 36,911 (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,911
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 8 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kathryn Leigh Congdon Revocable Declaration of Trust, dated May 23, 2006
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4)
6. SHARED VOTING POWER 103,068 (See Item 4)
7. SOLE DISPOSITIVE POWER -0- (See Item 4)
8. SHARED DISPOSITIVE POWER 103,068 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,068
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 9 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marilyn Marie Congdon Revocable Declaration of Trust, dated May 23, 2006
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4)
6. SHARED VOTING POWER 103,068 (See Item 4)
7. SOLE DISPOSITIVE POWER -0- (See Item 4)
8. SHARED DISPOSITIVE POWER 103,068 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,068
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 10 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Earl E. Congdon Intangibles Trust, dated July 23, 2003
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER -0- (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 11 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kathryn W. Congdon Intangibles Trust, dated May 23, 2001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER -0- (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 12 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Helen S. Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 40,500 (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER 40,500 (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

Page 13 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David S. Congdon Grantor Retained Annuity Trust 2005
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 28,698 (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER 28,698 (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,698
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 14 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David S. Congdon Irrevocable Trust #2, dated November 18, 1999
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4)
6. SHARED VOTING POWER 21,367 (See Item 4)
7. SOLE DISPOSITIVE POWER -0- (See Item 4)
8. SHARED DISPOSITIVE POWER 21,367 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,367
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 15 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Audrey L. Congdon Irrevocable Trust #2, dated May 28, 2004
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 24,558 (See Item 4)
6. SHARED VOTING POWER -0- (See Item 4)
7. SOLE DISPOSITIVE POWER 24,558 (See Item 4)
8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,558
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 16 of 23 pages

CUSIP 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Earl E. Congdon 2003 GRAT Remainder Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4)
6. SHARED VOTING POWER 287,101 (See Item 4)
7. SOLE DISPOSITIVE POWER -0- (See Item 4)
8. SHARED DISPOSITIVE POWER 287,101 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,101
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 17 of 23 pages

CUSIP 679580100

Item 1.	(a)	Name of Issuer:

Old Dominion Freight Line, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way Thomasville, NC 27360

Item 2.	(a)	Names of Persons Filing:

		(i)	David S. Congdon

		(ii)	David S. Congdon, Custodian

		(iii)	David S. Congdon Revocable Trust, dated December 3, 1991

		(iv)	David S. Congdon Irrevocable Trust #1, dated December 1, 1992

		(v)	Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon

		(vi)	Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon

		(vii)	Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon

		(viii)	Kathryn Leigh Congdon Revocable Declaration of Trust, dated May 23, 2006

		(ix)	Marilyn Marie Congdon Revocable Declaration of Trust, dated May 23, 2006

		(x)	Earl E. Congdon Intangibles Trust, dated July 23, 2003

		(xi)	Kathryn W. Congdon Intangibles Trust, dated May 23, 2001

		(xii)	Helen S. Congdon

		(xiii)	David S. Congdon Grantor Retained Annuity Trust 2005

		(xiv)	David S. Congdon Irrevocable Trust #2, dated November 18, 1999

		(xv)	Audrey L. Congdon Irrevocable Trust #2, dated May 28, 2004

		(xvi)	Earl E. Congdon 2003 GRAT Remainder Trust

(b)	Address of Principal Business Office or, if None, Residence:

	As to (i) through (xv):	500 Old Dominion Way Thomasville, NC 27360

	As to (xvi):	20 Harborage Isle Fort Lauderdale, FL 33316

(c)	Citizenship:

	As to (i), (ii) and (xii)	USA

	As to (iii) through (xi) and (xiii) through (xv)	North Carolina

	As to (xvi):	Florida

(d)	Title of Class of Securities:

Common Stock ($0.10 par value)

(e)	CUSIP Number:

679580100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(d) and Rule 13d-1(k) but not a group filing.

Page 18 of 23 pages

CUSIP 679580100

Item 4.	Ownership.

The securities reported herein are beneficially owned by David S. Congdon, David S. Congdon, as Custodian for his children, the David S. Congdon Revocable Trust, dated December 3, 1991, the David S. Congdon Irrevocable Trust #1, dated December 1, 1992, the Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon, the Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon, the Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon, the Kathryn Leigh Congdon Revocable Declaration of Trust, dated May 23, 2006, the Marilyn Marie Congdon Revocable Declaration of Trust, dated May 23, 2006, the Earl E. Congdon Intangibles Trust, dated July 23, 2003, the Kathryn W. Congdon Intangibles Trust, dated May 23, 2001, Helen S. Congdon, the David S. Congdon Grantor Retained Annuity Trust 2005, the David S. Congdon Irrevocable Trust #2, dated November 18, 1999, the Audrey L. Congdon Irrevocable Trust #2, dated May 28, 2004, and the Earl E. Congdon 2003 GRAT Remainder Trust. The total securities reported is 1,728,333 shares of the Issuer’s Common Stock, which constitutes 4.6% of such shares as of December 31, 2007.

As of December 31, 2007, David S. Congdon has sole voting and dispositive power with respect to 936,195 shares (2.5%) of the Issuer’s Common Stock, of which 29,578 shares are held by David S. Congdon, 17,235 shares are held by David S. Congdon in his 401(k) plan, 103,068 shares are held by David S. Congdon as custodian for his children, 581,825 shares are held by the David S. Congdon Revocable Trust, dated December 3, 1991, 36,911 shares are held by an Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon, 36,911 shares are held an Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon, 36,911 shares are held by an Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon, 103,068 shares are held by the Kathryn Leigh Congdon Revocable Declaration of Trust, dated May 23, 2006, 103,068 shares are held by the Marilyn Marie Congdon Revocable Declaration of Trust, dated May 23, 2006, 40,500 shares are held by Helen S. Congdon, 28,698 shares are held by the David S. Congdon Grantor Retained Annuity Trust 2005 and 24,558 shares are held by the Audrey L. Congdon Irrevocable Trust #2, dated May 28, 2004. He shares voting and dispositive power with respect to 277,534 shares held by the David S. Congdon Irrevocable Trust #1, dated December 1, 1992, no shares held by the Earl E. Congdon Intangibles Trust, dated July 23, 2003, no shares held by the Kathryn W. Congdon Intangibles Trust, dated May 23, 2001, 21,367 shares held by the David S. Congdon Irrevocable Trust #2, dated November 18, 1999 and 287,101 shares held by the Earl E. Congdon 2003 GRAT Remainder Trust. David S. Congdon beneficially owns a total of 1,728,333 shares (4.6%) of the Issuer’s Common Stock.

As of December 31, 2007, David S. Congdon, as Custodian for his children, owns directly 103,068 shares (0.3%) of the Issuer’s Common Stock.

As of December 31, 2007, David S. Congdon Revocable Trust, dated December 3, 1991, owns directly 581,825 shares (1.6%) of the Issuer’s Common Stock. David S. Congdon, as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2007, David S. Congdon Irrevocable Trust #1, dated December 1, 1992, owns directly 277,534 shares (0.7%) of the Issuer’s Common Stock. Although Mr. Congdon’s wife, Helen Congdon, as Trustee, has sole voting and sole dispositive power over those shares, they are shown below under c(ii) and c(iv) as shared voting and power to dispose.

As of December 31, 2007, an Irrevocable Trust, dated December 18, 1998, fbo Marilyn Congdon, has sole voting and dispositive power with respect to 36,911 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is the trustee. Marilyn Congdon is a child of David S. Congdon.

As of December 31, 2007, an Irrevocable Trust, dated December 18, 1998, fbo Kathryn Congdon, has sole voting and dispositive power with respect to 36,911 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is the trustee. Kathryn Congdon is a child of David S. Congdon.

As of December 31, 2007, an Irrevocable Trust, dated December 18, 1998, fbo Ashlyn Congdon, has sole voting and dispositive power with respect to 36,911 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is the trustee. Ashlyn Congdon is a child of David S. Congdon.

As of December 31, 2007, the Kathryn Leigh Congdon Revocable Declaration of Trust, dated May 23, 2006, beneficially owns 103,068 shares (0.3%) of the Issuer’s Common Stock. Although Mr. Congdon’s daughter, Kathryn Congdon, as Trustee, has sole voting and dispositive power over these shares, they are shown below under c(ii) and c(iv) as shared voting and power to dispose.

As of December 31, 2007, the Marilyn Marie Congdon Revocable Declaration of Trust, dated May 23, 2006, beneficially owns 103,068 shares (0.3%) of the Issuer’s Common Stock. Although Mr. Congdon’s daughter, Marilyn Congdon, as Trustee, has sole voting and dispositive power over these shares, they are shown below under c(ii) and c(iv) as shared voting and power to dispose.

As of December 31, 2007, the Earl E. Congdon Intangibles Trust, dated July 23, 2003, beneficially owns no shares (0.0%) of the Issuer’s Common Stock. David S. Congdon is trustee of that trust. Earl E. Congdon is the father of David S. Congdon.

As of December 31, 2007, the Kathryn W. Congdon Intangibles Trust, dated May 23, 2001, owns no shares (0.0%) of the Issuer’s Common Stock. David S. Congdon is trustee of that trust. Kathryn W. Congdon is the mother of David S. Congdon.

As of December 31, 2007, Helen S. Congdon, the spouse of David S. Congdon, owns directly 40,500 shares (0.1%) of the Issuer’s Common Stock.

As of December 31, 2007, David S. Congdon, as trustee and grantor of the David S. Congdon Grantor Retained Annuity Trust 2005, has sole voting and dispositive power with respect to 28,698 shares (0.1%) of the Issuer’s Common Stock held by the David S. Congdon Grantor Retained Annuity Trust 2005.

As of December 31, 2007, the David S. Congdon Irrevocable Trust #2, dated November 18, 1999, owns directly 21,367 shares (0.1%) of the Issuer’s Common Stock. Although Mr. Congdon’s wife, Helen Congdon, as Trustee, has sole voting and dispositive power over these shares, they are shown below under c(ii) and c(iv) as shared voting and power to dispose.

As of December 31, 2007, the Audrey L. Congdon Irrevocable Trust #2, dated May 28, 2004, owns directly 24,558 shares (0.1%) of the Issuer’s Common Stock. David S. Congdon is Trustee of that trust. Audrey L. Congdon is the sister of David S. Congdon.

As of December 31, 2007, the Earl E. Congdon 2003 GRAT Remainder Trust beneficially owns 287,101 shares (0.8%) of the Issuer’s Common Stock. David S. Congdon is co-trustee of that trust.

	(a)	Amount beneficially owned:

		(i)	1,728,333

		(ii)	103,068

		(iii)	581,825

		(iv)	277,534

		(v)	36,911

		(vi)	36,911

		(vii)	36,911

		(viii)	103,068

		(ix)	103,068

		(x)	-0-

		(xi)	-0-

		(xii)	40,500

		(xiii)	28,698

		(xiv)	21,367

		(xv)	24,558

		(xvi)	287,101

	(b)	Percent of Class:

	(i)	4.6%

	(ii)	0.3%

	(iii)	1.6%

	(iv)	0.7%

	(v)	0.1%

	(vi)	0.1%

	(vii)	0.1%

	(viii)	0.3%

	(ix)	0.3%

	(x)	0.0%

	(xi)	0.0%

	(xii)	0.1%

	(xiii)	0.1%

	(xiv)	0.1%

	(xv)	0.1%

	(xvi)	0.8%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote

	(i)	936,195

	(ii)	103,068

	(iii)	581,825

	(iv)	-0-

	(v)	36,911

	(vi)	36,911

	(vii)	36,911

	(viii)	-0-

	(ix)	-0-

	(x)	-0-

	(xi)	-0-

	(xii)	40,500

	(xiii)	28,698

	(xiv)	-0-

	(xv)	24,558

	(xvi)	-0-

(ii)	Shared power to vote or to direct the vote

	(i)	792,138

	(ii)	-0-

	(iii)	-0-

	(iv)	277,534

	(v)	-0-

	(vi)	-0-

	(vii)	-0-

	(viii)	103,168

	(ix)	103,168

	(x)	-0-

	(xi)	-0-

	(xii)	-0-

	(xiii)	-0-

	(xiv)	21,367

	(xv)	-0-

	(xvi)	287,101

(iii)	Sole power to dispose or to direct the disposition of

	(i)	936,195

	(ii)	103,068

	(iii)	581,825

	(iv)	-0-

	(v)	36,911

	(vi)	36,911

	(vii)	36,911

	(viii)	-0-

	(ix)	-0-

	(x)	-0-

	(xi)	-0-

	(xii)	40,500

	(xiii)	28,698

	(xiv)	-0-

	(xv)	24,558

	(xvi)	-0-

(iv)	Shared power to dispose or to direct the disposition of

	(i)	792,138

	(ii)	-0-

	(iii)	-0-

	(iv)	277,534

	(v)	-0-

	(vi)	-0-

	(vii)	-0-

	(viii)	103,168

	(ix)	103,168

	(x)	-0-

	(xi)	-0-

	(xii)	-0-

	(xiii)	-0-

	(xiv)	21,367

	(xv)	-0-

	(xvi)	287,101

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

Page 19 of 23 pages

CUSIP 679580100

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 7, 2008.

DAVID S. CONGDON

/s/ David S. Congdon
David S. Congdon

DAVID S. CONGDON, CUSTODIAN

/s/ David S. Congdon
David S. Congdon, Custodian for Ashlyn Congdon

DAVID S. CONGDON REVOCABLE TRUST, DATED DECEMBER 3, 1991

By:	/s/ David S. Congdon
David S. Congdon, Trustee

DAVID S. CONGDON IRREVOCABLE TRUST #1, DATED DECEMBER 1, 1992

By:	/s/ Helen S. Congdon
Helen S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MARILYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO KATHRYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO ASHLYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

KATHRYN LEIGH CONGDON REVOCABLE DECLARATION OF TRUST, DATED MAY 23, 2006

By:	/s/ David S. Congdon, Attorney-in-Fact
Kathryn L. Congdon, Trustee

Page 20 of 23 pages

CUSIP 679580100

MARILYN MARIE CONGDON REVOCABLE DECLARATION OF TRUST, DATED MAY 23, 2006

By:	/s/ David S. Congdon, Attorney-in-Fact
Marilyn M. Congdon, Trustee

EARL E. CONGDON INTANGIBLES TRUST, DATED JULY 23, 2003

By:	/s/ David S. Congdon
David S. Congdon, Trustee

KATHRYN W. CONGDON INTANGIBLES TRUST, DATED MAY 23, 2001

By:	/s/ David S. Congdon
David S. Congdon, Trustee

HELEN S. CONGDON

/s/ Helen S. Congdon
Helen S. Congdon

DAVID S. CONGDON GRANTOR RETAINED ANNUITY TRUST 2005

By:	/s/ David S. Congdon
David S. Congdon, Trustee

DAVID S. CONGDON IRREVOCABLE TRUST #2, DATED NOVEMBER 18, 1999

By:	/s/ Helen S. Congdon
Helen S. Congdon, Trustee

AUDREY L. CONGDON IRREVOCABLE TRUST #2, DATED MAY 28, 2004

By:	/s/ David S. Congdon
David S. Congdon, Trustee

EARL E. CONGDON 2003 GRAT REMAINDER TRUST

By:	/s/ David S. Congdon
David S. Congdon, Co-Trustee

Page 21 of 23 pages

CUSIP 679580100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 7, 2008.

DAVID S. CONGDON

/s/ David S. Congdon
David S. Congdon

DAVID S. CONGDON, CUSTODIAN

/s/ David S. Congdon
David S. Congdon, Custodian for Ashlyn Congdon

DAVID S. CONGDON REVOCABLE TRUST, DATED DECEMBER 3, 1991

By:	/s/ David S. Congdon
David S. Congdon, Trustee

DAVID S. CONGDON IRREVOCABLE TRUST #1, DATED DECEMBER 1, 1992

By:	/s/ Helen S. Congdon
Helen S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MARILYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO KATHRYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO ASHLYN CONGDON

By:	/s/ David S. Congdon
David S. Congdon, Trustee

Page 22 of 23 pages

CUSIP 679580100

KATHRYN LEIGH CONGDON REVOCABLE DECLARATION OF TRUST, DATED MAY 23, 2006

By:	/s/ David S. Congdon, Attorney-in-Fact
Kathryn L. Congdon, Trustee

MARILYN MARIE CONGDON REVOCABLE DECLARATION OF TRUST, DATED MAY 23, 2006

By:	/s/ David S. Congdon, Attorney-in-Fact
Marilyn M. Congdon, Trustee

EARL E. CONGDON INTANGIBLES TRUST, DATED JULY 23, 2003

By:	/s/ David S. Congdon
David S. Congdon, Trustee

KATHRYN W. CONGDON INTANGIBLES TRUST, DATED MAY 23, 2001

By:	/s/ David S. Congdon
David S. Congdon, Trustee

HELEN S. CONGDON

/s/ Helen S. Congdon
Helen S. Congdon

DAVID S. CONGDON GRANTOR RETAINED ANNUITY TRUST 2005

By:	/s/ David S. Congdon
David S. Congdon, Trustee

DAVID S. CONGDON IRREVOCABLE TRUST #2, DATED NOVEMBER 18, 1999

By:	/s/ Helen S. Congdon
Helen S. Congdon, Trustee

AUDREY L. CONGDON IRREVOCABLE TRUST #2, DATED MAY 28, 2004

By:	/s/ David S. Congdon
David S. Congdon, Trustee

EARL E. CONGDON 2003 GRAT REMAINDER TRUST

By:	/s/ David S. Congdon
David S. Congdon, Co-Trustee

Page 23 of 23 pages

CUSIP 679580100

EXHIBIT A

POWER OF ATTORNEY

ARTICLE I

APPOINTMENT OF ATTORNEY-IN-FACT

I, KATHRYN LEIGH CONGDON, of Guilford County, North Carolina, being of sound mind and intending that this Power of Attorney shall revoke, annul, and supersede all powers of attorney previously executed by me, whether recorded or unrecorded, appoint my father, DAVID S. CONGDON, as my Attorney-in-Fact for the purposes set out below. If DAVID S. CONGDON is not reasonably available or is unable or unwilling for any reason to act as my Attorney-in-Fact, then I appoint my mother, HELEN S. CONGDON, to serve in that capacity.

ARTICLE II

GENERAL GRANT OF POWERS

TO ATTORNEY-IN-FACT

I grant to my Attorney-in-Fact the power to do and perform in a fiduciary capacity as my Attorney-in-Fact may deem advisable anything of any character which I might do or perform for myself if personally present and acting, including, but not limited to, the specific powers set forth below in Articles III, IV and V, but excluding those matters which my Attorney-in-Fact is not permitted to do as expressly provided in this Power of Attorney or as provided by law.

ARTICLE III

SPECIFIC POWERS RELATING TO PROPERTY

My Attorney-in-Fact may exercise the following powers relating to my property or interests in property which I now own or may hereafter acquire:

A. Collection of Properly. The power to demand, sue for or use other lawful means to obtain, collect, and take possession and control of any sums of money, debts, checks, accounts, interest, dividends, annuities, rents, goods, chattels, inheritances, insurance benefits, social security benefits, unemployment benefits, veteran’s benefits and any other claims and rights whatsoever which are now or may hereafter become due, owing, payable or belonging to me, and to compromise, settle, arbitrate, abandon or otherwise deal with any such claims;

B. Sale or Other Disposition of Property. The power to sell, exchange, quitclaim, convert, partition, grant an option on, abandon or otherwise dispose of all or any part of my real or personal property or my interest in such property, including, but not limited to, automobiles, stocks, bonds, and real estate owned by me individually, as a tenant in common, tenant by the entirety or otherwise, upon any terms and conditions;

C. Acquisition and Retention of Investments. The power to acquire and retain for any period of time as investments, without diversification as to kind or amount, any real or personal property, or interest in such

CUSIP 679580100

property, including an undivided, temporary or remainder interest, income or non-income producing, located within or outside the United States, and including, but not limited to, notes, U.S. Treasury Bonds redeemable at par in payment of federal estate tax, any other bonds, debentures, mortgages and other obligations, secured or unsecured, common and preferred stocks, mutual funds, legal and discretionary trust funds, general and limited partnership interests, leases and securities of any corporate Attorney-in-Fact or any corporation owning stock of the corporate Attorney-in-Fact or of any subsidiary or affiliate of or successor to such corporation;

D. Management of Property. The power to take possession, custody, control and otherwise manage any of my real or personal property, or my interest in such property, including, but not limited to, the power (i) to protect, develop, subdivide and consolidate such property, (ii) to lease such property upon any terms and conditions including options to renew or purchase and for any period or periods of time and to modify, renew or extend any existing leases, (iii) to erect, repair, or make improvements to any building or other property and to remove existing structures, (iv) to establish and maintain reserves for the maintenance, protection and improvements of such property and for other purposes, (v) to initiate or continue farming, mining or timber operations on such property, (vi) to purchase and carry casualty and liability insurance, (vii) to grant or release easements with respect to such property, (viii) to dedicate or withdraw from dedication such property from public use, and (ix) to join with co-owners in exercising any such powers;

E. Business Interests. The power to continue to own, or to form initially, and operate any business interest, whether in the form of a proprietorship, corporation, general or limited partnership, joint venture or other organization, including, but not limited to, the power (i) to effect incorporation, dissolution or other change in the form of the organization of such business interest, (ii) to dispose of any part of such business interest or acquire the interest of others, (iii) to continue, enter into, modify or terminate any agreements relating to any such business interest, and (iv) to invest capital or additional capital in or lend money to such business interest;

F. Borrowing Money. The power (i) to borrow money for my benefit from my Attorney-in-Fact, individually, or from others, upon any terms and conditions, (ii) to secure the payment of any amount so borrowed by mortgaging, pledging or otherwise encumbering any of my real or personal property, or my interest in such property, and (iii) to modify, renew or extend the time for payment of any obligation, secured or unsecured, payable by me for any period or periods of time and upon any terms and conditions;

G. Lending Money. The power (i) to lend money to any person upon any terms and conditions, (ii) to modify, renew or extend the time for payment of any obligation, secured or unsecured, payable to me for any period or periods of time and upon any terms and conditions, and (iii) to foreclose as an incident to the collection of any obligation, any deed of trust or other lien securing such obligation, to bid on the property at such foreclosure sale or otherwise acquire the property without foreclosure and to retain the property so obtained;

H. Holding Property in Nominee Form. The power to register and hold any securities or other property in the name of a nominee or in any other form without disclosure of the agency relationship, or to hold the same in such form that they will pass by delivery;

I. Exercise of Security Rights. With regard to securities of mine, including stocks, bonds and any evidence of indebtedness, the power (i) to vote any such securities in person or by special, limited or

CUSIP 679580100

general proxy at any shareholders’ meeting, (ii) to consent to or participate in any contract, lease, mortgage, foreclosure, voting trust, purchase, sale or other action by any corporation, company or association, (iii) to consent to or participate in, facilitate and implement any plan of incorporation, reincorporation, reorganization, consolidation, merger, liquidation, readjustment or other similar plan with respect to any such corporation, company or association, and (iv) to exercise all options, rights and privileges, including the exercise or sale of conversion, subscription or other rights of whatever nature pertaining to any such securities and to subscribe for additional securities or other property;

J. Gifts. The power to make gifts of my real or personal property or my interest in such property to my children and grandchildren, including any child or grandchild of mine who may be acting as my Attorney-in-Fact, in amounts not to exceed the annual exclusion for federal gift tax purposes at the time the gifts are made and in such manner as my Attorney-in-Fact may deem appropriate, including, but not limited to, outright gifts, gifts in trust, or gifts to a custodian under a uniform gifts or transfers to minors act, if in the opinion of my Attorney-in-Fact, such gifts are advisable for tax purposes and the value of my remaining property is more than sufficient to provide for the continued support and medical care of me in accordance with my customary standard of living;

K. Transfer of Property to and Withdrawal of Property from Revocable Trust. The power to assign, transfer and convey all or any part of my real or personal property, or my interest in such property, to, and withdraw such property from, (i) any revocable trust established by me during my lifetime, or (ii) any revocable trust established by my Attorney-in-Fact during my lifetime which directs the trustee or trustees to administer the trust for my benefit and to distribute the trust property to my estate upon my death;

L. Renunciations. The power to renounce or disclaim in whole or in part the right of succession to any real or personal property or interest in such property passing to me as an heir or beneficiary under a will or otherwise when in the opinion of my Attorney-in-Fact a renunciation or disclaimer is advisable for tax purpose.

ARTICLE IV

SPECIFIC POWERS RELATING TO

SUPPORT, PERSONAL AFFAIRS AND HEALTH CARE

My Attorney-in-Fact may exercise the following powers relating to support, personal affairs and health care:

A. Support. The power to do any acts, including disbursing of any monies belonging to me, which, in the opinion of my Attorney-in-Fact, may be necessary or proper for any purpose in connection with my support and maintenance in accordance with my customary standard of living, including, but not limited to, provisions for housing, clothing, food, transportation, recreation, education and the employing of any person whose services may be needed for such purposes;

B. Personal Affairs. The power to do any acts, including the disbursing of any monies belonging to me, which, in the opinion of my Attorney-in-Fact, may be necessary or proper in connection with the conduct of my personal affairs, including, but not limited to, (i) continuation, use or termination of any charge

CUSIP 679580100

or credit accounts, (ii) payments or contributions to any charitable, religious or educational organizations, (iii) dealing with my mail and representing me in any matter concerning the U.S. Postal Service, (iv) continuation or discontinuation of my membership in any club or other organization, and (v) acceptance or resignation, on my behalf, from any offices or positions which I may hold including any fiduciary positions;

C. Health Care. The power to disburse any monies belonging to me, which, in the opinion of my Attorney-in-Fact, may be necessary or proper for any purpose in connection with the health care, that is, any care, treatment, service or procedure to maintain, diagnose, treat, or provide for my physical or mental health or personal care and comfort, including, but not limited to, the power to pay for the charges of health care providers, such as any physician, dentist, or podiatrist and any hospital, nursing or convalescent home, or other institution.

ARTICLE V

MISCELLANEOUS SPECIFIC POWERS

My Attorney-in-Fact may exercise the following miscellaneous powers:

A. Tax Matters. The power to perform any and all acts that I might perform with respect to any and all federal, state, local and foreign taxes, for prior tax years as well as for tax years ending subsequent to the date of this power of attorney, including, but not limited to, the power (i) to make, execute and file returns, amended returns, powers of attorney, and declarations of estimated tax, joint or otherwise, (ii) to represent me before any office of the Internal Revenue Service or other taxing authority with respect to any audit or other tax matter involving any tax year or period, (iii) to receive confidential information, (iv) to receive, endorse, and collect checks refunding taxes, penalties or interest, (v) to execute waivers of restrictions on assessment or collection of deficiencies in tax, (vi) to execute consents extending the statutory period for assessment or collection of taxes, (vii) to execute and prosecute protests or claims for refund or applications for correction of assessed value, (viii) to execute closing agreements, (ix) to prosecute, defend, compromise or settle any tax matter, and (x) to delegate authority to or substitute another agent or attorney respecting any such taxes or tax matters;

B. Banking Transactions. The power (i) to make deposits in or withdrawals from any account of mine in any banking, trust or investment institution, whether such account is in my name or in the joint names of myself and any other person, (ii) to open any account or interest with any such institution in my name or in the name of my Attorney-in-Fact or in our names jointly, (iii) to endorse any checks or negotiable instruments payable to me for collection or deposit to such accounts and to sign, execute and deliver checks or drafts on such accounts, and (iv) to exercise any right, option or privilege pertaining to any account, deposit, certificate of deposit, or other interest with any such institution;

C. Safe Deposits. The power (i) to have access to any safe deposit box held in my name or in the joint names of myself and any other person, (ii) to lease one or more safe deposit boxes for safekeeping of my assets, and (iii) to deal with the contents of any safe deposit box, including the removal of such contents;

D. Legal and Other Actions. The power to cause to be commenced, prosecuted, defended, appealed, compromised, settled, arbitrated or discontinued in my name as plaintiff or defendant, as the case may be, any legal or equitable proceedings, judicial or administrative

CUSIP 679580100

E. Employment of Advisors. The power to employ persons, firms and corporations to advise or assist my Attorney-in-Fact, including, but not limited to, agents, accountants, auditors, brokers, attorneys-at-law, custodians, investment counsel, rental agents, realtors, appraisers and tax specialists; and

F. Legal Documents. The power to make, execute, endorse, acknowledge, and deliver any and all instruments under seal, oath, verification or otherwise, including, but not limited to, receipts, endorsements, releases, compromises, deeds, leases, mortgages, deeds of trust, security agreements, contracts, assignments, options, stock powers, proxies, promissory notes, bonds, financing statements, subordination agreements, checks, negotiable instruments and satisfactions of mortgages, deeds of trust and security agreements

ARTICLE VI

RESTRICTIONS ON EXERCISE OF

POWERS BY ATTORNEY-IN-FACT

Notwithstanding the grant of powers in this Power of Attorney, my Attorney-in-Fact shall have no power (i) to deal with insurance policies I may own on the life of an Attorney-in-Fact, or (ii) except as specifically authorized by this Power of Attorney, to cause assets to pass to my Attorney-in-Fact or in discharge of the legal obligations of my Attorney-in-Fact, whether by inter vivos transfer, designation of beneficiary of any contract or in any other manner.

ARTICLE VII

EFFECT OF SUBSEQUENT DISABILITY OF PRINCIPAL

This Power of Attorney is executed pursuant to Article 2 of Chapter 32A of the General Statutes of North Carolina and shall not be affected by my subsequent incapacity or mental incompetence.

ARTICLE VIII

ADMINISTRATIVE PROVISIONS

A. Guardianship Provision. If it becomes necessary for a court to appoint a guardian of my property, I nominate my Attorney-in-Fact acting under this document to be the guardian of my property, to serve without bond or security.

B. Accountings. It shall be the duty of my Attorney-in-Fact to keep full and accurate inventories and accounts of all transactions for me as my agent. Such inventories and accounts shall be made available for inspection upon request by me or by my guardian or personal representative. My Attorney-in-Fact shall not be required to file any inventory or accounts with any court or clerk.

CUSIP 679580100

C. Reliance of Third Parties on Attorney-in-Fact

1. No person who relies in good faith upon the authority of or any representations by my Attorney-in-Fact shall be liable to me, my estate, my heirs, successors, assigns, or personal representatives, for actions or omissions by my Attorney-in-Fact.

2. The powers conferred on my Attorney-in-Fact by this document may be exercised by my Attorney-in-Fact alone, and my Attorney-in-Fact’s signature or act under the authority granted in this document may be accepted by persons as fully authorized by me and with the same force and effect as if I were personally present, competent, and acting on my own behalf. All acts performed in good faith by my Attorney-in-Fact pursuant to this Power of Attorney are done with my consent and shall have the same validity and effect as if I were present and exercised the powers myself, and shall inure to the benefit of and bind me, my estate, my heirs, successors, assigns, and personal representatives. The authority of my Attorney-in-Fact pursuant to this Power of Attorney shall be superior to and binding upon my family, relatives, friends, and others.

D. Removal and Resignation of Attorney-in-Fact. I shall have the right to remove an Attorney-in-Fact at any time in a writing signed by me and acknowledged before a notary public and delivered to the Attorney-in-Fact in person or to such person’s last known address by certified or registered mail, return receipt requested. An Attorney-in-Fact shall have the right to resign in a writing signed by the Attorney-in-Fact and acknowledged before a notary public and delivered to me and to any other Attorney-in-Fact acting under this Power of Attorney or, if none, to the named successor Attorney-in-Fact, if any, in person or to such person’s last known address by certified or registered mail, return receipt requested.

E. Partial Invalidity. If any part of this Power of Attorney is declared invalid or unenforceable under applicable law, such decision shall not affect the validity of the remaining parts.

F. Revocation of Power of Attorney. If this Power of Attorney has not been registered in an office of the register of deeds in any county in North Carolina, then in addition to the methods of revocation provided by section 32A-13(b) of the General Statutes of North Carolina, this Power of Attorney may be revoked by my executing and acknowledging, in the manner provided for execution of durable powers of attorney in Article 2 of Chapter 32A of the General Statutes of North Carolina, a subsequent Power of Attorney, a copy of which is delivered to the Attorney-in-Fact acting under this Power of Attorney in person or to such person’s last known address by certified or registered mail, return receipt requested.

G. Duty and Limited Liability of Attorney-in-Fact. This Power of Attorney does not impose a duty on my Attorney-in-Fact to exercise granted powers, but when a power is exercised, my Attorney-in-Fact shall use due care to act in my best interests and in accordance with this document. My Attorney-in-Fact and my Attorney-in-Fact’s estate, heirs, successors and assigns are hereby released and forever discharged by me, my estate, my heirs, successors and assigns and personal representatives from all liability and from all claims or demands of all kinds arising out of the acts or omissions of my Attorney-in-Fact pursuant to this document, except for willful misconduct or gross negligence.

H. Relation of Attorney-in-Fact to Health Care Agent. Any decision affecting my property or financial affairs, including a decision as to the disbursement of monies belonging to me, which is made by my Health Care Agent appointed pursuant to a Health Care Power of Attorney meeting the requirements of Article 3 of Chapter 32A of the General Statutes of North Carolina shall be superior to and binding upon my Attorney-in Fact acting under this Power of Attorney, and my Attorney-in-Fact acting under this General

CUSIP 679580100

Power of Attorney shall not be required to inquire into whether any such decision is necessary to exercise powers relating to health care, or whether costs incurred by the Health Care Agent are reasonable, and shall not be liable to me, my estate, my heirs, successors and assigns and personal representatives for any acts or omissions arising from any such decision.

I have signed and sealed this Power of Attorney this 23rd day of May, 2006.

/s/ Kathryn Leigh Congdon	(SEAL)
KATHRYN LEIGH CONGDON

STATE OF NORTH CAROLINA

COUNTY OF GUILFORD

On this 23rd day of May, 2006, personally appeared before me, the said named KATHRYN LEIGH CONGDON, to me known and known to me to be the person described in and who executed the foregoing instrument and she acknowledged that she executed the same, and being duly sworn by me, made oath that the statements in the foregoing instrument are true.

/s/ Patsy W. Portis
Notary Public

My Commision Expires:

1-21-2011
(SEAL)

CUSIP 679580100

EXHIBIT B

POWER OF ATTORNEY

ARTICLE I

APPOINTMENT OF ATTORNEY-IN-FACT

I, MARILYN MARIE CONGDON, of Guilford County, North Carolina, being of sound mind and intending that this Power of Attorney shall revoke, annul, and supersede all powers of attorney previously executed by me, whether recorded or unrecorded, appoint my father, DAVID S. CONGDON, as my Attorney-in-Fact for the purposes set out below. If DAVID S. CONGDON is not reasonably available or is unable or unwilling for any reason to act as my Attorney-in-Fact, then I appoint my mother, HELEN S. CONGDON, to serve in that capacity.

ARTICLE II

GENERAL GRANT OF POWERS

TO ATTORNEY-IN-FACT

I grant to my Attorney-in-Fact the power to do and perform in a fiduciary capacity as my Attorney-in-Fact may deem advisable anything of any character which I might do or perform for myself if personally present and acting, including, but not limited to, the specific powers set forth below in Articles III, IV and V, but excluding those matters which my Attorney-in-Fact is not permitted to do as expressly provided in this Power of Attorney or as provided by law.

ARTICLE III

SPECIFIC POWERS RELATING TO PROPERTY

My Attorney-in-Fact may exercise the following powers relating to my property or interests in property which I now own or may hereafter acquire:

A. Collection of Properly. The power to demand, sue for or use other lawful means to obtain, collect, and take possession and control of any sums of money, debts, checks, accounts, interest, dividends, annuities, rents, goods, chattels, inheritances, insurance benefits, social security benefits, unemployment benefits, veteran’s benefits and any other claims and rights whatsoever which are now or may hereafter become due, owing, payable or belonging to me, and to compromise, settle, arbitrate, abandon or otherwise deal with any such claims;

B. Sale or Other Disposition of Property. The power to sell, exchange, quitclaim, convert, partition, grant an option on, abandon or otherwise dispose of all or any part of my real or personal property or my interest in such property, including, but not limited to, automobiles, stocks, bonds, and real estate owned by me individually, as a tenant in common, tenant by the entirety or otherwise, upon any terms and conditions;

C. Acquisition and Retention of Investments. The power to acquire and retain for any period of time as investments, without diversification as to kind or amount, any real or personal property, or interest in such

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property, including an undivided, temporary or remainder interest, income or non-income producing, located within or outside the United States, and including, but not limited to, notes, U.S. Treasury Bonds redeemable at par in payment of federal estate tax, any other bonds, debentures, mortgages and other obligations, secured or unsecured, common and preferred stocks, mutual funds, legal and discretionary trust funds, general and limited partnership interests, leases and securities of any corporate Attorney-in-Fact or any corporation owning stock of the corporate Attorney-in-Fact or of any subsidiary or affiliate of or successor to such corporation;

D. Management of Property. The power to take possession, custody, control and otherwise manage any of my real or personal property, or my interest in such property, including, but not limited to, the power (i) to protect, develop, subdivide and consolidate such property, (ii) to lease such property upon any terms and conditions including options to renew or purchase and for any period or periods of time and to modify, renew or extend any existing leases, (iii) to erect, repair, or make improvements to any building or other property and to remove existing structures, (iv) to establish and maintain reserves for the maintenance, protection and improvements of such property and for other purposes, (v) to initiate or continue farming, mining or timber operations on such property, (vi) to purchase and carry casualty and liability insurance, (vii) to grant or release easements with respect to such property, (viii) to dedicate or withdraw from dedication such property from public use, and (ix) to join with co-owners in exercising any such powers;

E. Business Interests. The power to continue to own, or to form initially, and operate any business interest, whether in the form of a proprietorship, corporation, general or limited partnership, joint venture or other organization, including, but not limited to, the power (i) to effect incorporation, dissolution or other change in the form of the organization of such business interest, (ii) to dispose of any part of such business interest or acquire the interest of others, (iii) to continue, enter into, modify or terminate any agreements relating to any such business interest, and (iv) to invest capital or additional capital in or lend money to such business interest;

F. Borrowing Money. The power (i) to borrow money for my benefit from my Attorney-in-Fact, individually, or from others, upon any terms and conditions, (ii) to secure the payment of any amount so borrowed by mortgaging, pledging or otherwise encumbering any of my real or personal property, or my interest in such property, and (iii) to modify, renew or extend the time for payment of any obligation, secured or unsecured, payable by me for any period or periods of time and upon any terms and conditions;

G. Lending Money. The power (i) to lend money to any person upon any terms and conditions, (ii) to modify, renew or extend the time for payment of any obligation, secured or unsecured, payable to me for any period or periods of time and upon any terms and conditions, and (iii) to foreclose as an incident to the collection of any obligation, any deed of trust or other lien securing such obligation, to bid on the property at such foreclosure sale or otherwise acquire the property without foreclosure and to retain the property so obtained;

H. Holding Property in Nominee Form. The power to register and hold any securities or other property in the name of a nominee or in any other form without disclosure of the agency relationship, or to hold the same in such form that they will pass by delivery;

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I. Exercise of Security Rights. With regard to securities of mine, including stocks, bonds and any evidence of indebtedness, the power (i) to vote any such securities in person or by special, limited or general proxy at any shareholders’ meeting, (ii) to consent to or participate in any contract, lease, mortgage, foreclosure, voting trust, purchase, sale or other action by any corporation, company or association, (iii) to consent to or participate in, facilitate and implement any plan of incorporation, reincorporation, reorganization, consolidation, merger, liquidation, readjustment or other similar plan with respect to any such corporation, company or association, and (iv) to exercise all options, rights and privileges, including the exercise or sale of conversion, subscription or other rights of whatever nature pertaining to any such securities and to subscribe for additional securities or other property;

J. Gifts. The power to make gifts of my real or personal property or my interest in such property to my children and grandchildren, including any child or grandchild of mine who may be acting as my Attorney-in-Fact, in amounts not to exceed the annual exclusion for federal gift tax purposes at the time the gifts are made and in such manner as my Attorney-in-Fact may deem appropriate, including, but not limited to, outright gifts, gifts in trust, or gifts to a custodian under a uniform gifts or transfers to minors act, if in the opinion of my Attorney-in-Fact, such gifts are advisable for tax purposes and the value of my remaining property is more than sufficient to provide for the continued support and medical care of me in accordance with my customary standard of living;

K. Transfer of Property to and Withdrawal of Property from Revocable Trust. The power to assign, transfer and convey all or any part of my real or personal property, or my interest in such property, to, and withdraw such property from, (i) any revocable trust established by me during my lifetime, or (ii) any revocable trust established by my Attorney-in-Fact during my lifetime which directs the trustee or trustees to administer the trust for my benefit and to distribute the trust property to my estate upon my death;

L. Renunciations. The power to renounce or disclaim in whole or in part the right of succession to any real or personal property or interest in such property passing to me as an heir or beneficiary under a will or otherwise when in the opinion of my Attorney-in-Fact a renunciation or disclaimer is advisable for tax purpose.

ARTICLE IV

SPECIFIC POWERS RELATING TO

SUPPORT, PERSONAL AFFAIRS AND HEALTH CARE

My Attorney-in-Fact may exercise the following powers relating to support, personal affairs and health care:

A. Support. The power to do any acts, including disbursing of any monies belonging to me, which, in the opinion of my Attorney-in-Fact, may be necessary or proper for any purpose in connection with my support and maintenance in accordance with my customary standard of living, including, but not limited to, provisions for housing, clothing, food, transportation, recreation, education and the employing of any person whose services may be needed for such purposes;

B. Personal Affairs. The power to do any acts, including the disbursing of any monies belonging to me, which, in the opinion of my Attorney-in-Fact, may be necessary or proper in connection with the conduct of my personal affairs, including, but not limited to, (i) continuation, use or termination of any charge

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or credit accounts, (ii) payments or contributions to any charitable, religious or educational organizations, (iii) dealing with my mail and representing me in any matter concerning the U.S. Postal Service, (iv) continuation or discontinuation of my membership in any club or other organization, and (v) acceptance or resignation, on my behalf, from any offices or positions which I may hold including any fiduciary positions;

C. Health Care. The power to disburse any monies belonging to me, which, in the opinion of my Attorney-in-Fact, may be necessary or proper for any purpose in connection with the health care, that is, any care, treatment, service or procedure to maintain, diagnose, treat, or provide for my physical or mental health or personal care and comfort, including, but not limited to, the power to pay for the charges of health care providers, such as any physician, dentist, or podiatrist and any hospital, nursing or convalescent home, or other institution.

ARTICLE V

MISCELLANEOUS SPECIFIC POWERS

My Attorney-in-Fact may exercise the following miscellaneous powers:

A. Tax Matters. The power to perform any and all acts that I might perform with respect to any and all federal, state, local and foreign taxes, for prior tax years as well as for tax years ending subsequent to the date of this power of attorney, including, but not limited to, the power (i) to make, execute and file returns, amended returns, powers of attorney, and declarations of estimated tax, joint or otherwise, (ii) to represent me before any office of the Internal Revenue Service or other taxing authority with respect to any audit or other tax matter involving any tax year or period, (iii) to receive confidential information, (iv) to receive, endorse, and collect checks refunding taxes, penalties or interest, (v) to execute waivers of restrictions on assessment or collection of deficiencies in tax, (vi) to execute consents extending the statutory period for assessment or collection of taxes, (vii) to execute and prosecute protests or claims for refund or applications for correction of assessed value, (viii) to execute closing agreements, (ix) to prosecute, defend, compromise or settle any tax matter, and (x) to delegate authority to or substitute another agent or attorney respecting any such taxes or tax matters;

B. Banking Transactions. The power (i) to make deposits in or withdrawals from any account of mine in any banking, trust or investment institution, whether such account is in my name or in the joint names of myself and any other person, (ii) to open any account or interest with any such institution in my name or in the name of my Attorney-in-Fact or in our names jointly, (iii) to endorse any checks or negotiable instruments payable to me for collection or deposit to such accounts and to sign, execute and deliver checks or drafts on such accounts, and (iv) to exercise any right, option or privilege pertaining to any account, deposit, certificate of deposit, or other interest with any such institution;

C. Safe Deposits. The power (i) to have access to any safe deposit box held in my name or in the joint names of myself and any other person, (ii) to lease one or more safe deposit boxes for safekeeping of my assets, and (iii) to deal with the contents of any safe deposit box, including the removal of such contents;

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D. Legal and Other Actions. The power to cause to be commenced, prosecuted, defended, appealed, compromised, settled, arbitrated or discontinued in my name as plaintiff or defendant, as the case may be, any legal or equitable proceedings, judicial or administrative

E. Employment of Advisors. The power to employ persons, firms and corporations to advise or assist my Attorney-in-Fact, including, but not limited to, agents, accountants, auditors, brokers, attorneys-at-law, custodians, investment counsel, rental agents, realtors, appraisers and tax specialists; and

F. Legal Documents. The power to make, execute, endorse, acknowledge, and deliver any and all instruments under seal, oath, verification or otherwise, including, but not limited to, receipts, endorsements, releases, compromises, deeds, leases, mortgages, deeds of trust, security agreements, contracts, assignments, options, stock powers, proxies, promissory notes, bonds, financing statements, subordination agreements, checks, negotiable instruments and satisfactions of mortgages, deeds of trust and security agreements

ARTICLE VI

RESTRICTIONS ON EXERCISE OF

POWERS BY ATTORNEY-IN-FACT

Notwithstanding the grant of powers in this Power of Attorney, my Attorney-in-Fact shall have no power (i) to deal with insurance policies I may own on the life of an Attorney-in-Fact, or (ii) except as specifically authorized by this Power of Attorney, to cause assets to pass to my Attorney-in-Fact or in discharge of the legal obligations of my Attorney-in-Fact, whether by inter vivos transfer, designation of beneficiary of any contract or in any other manner.

ARTICLE VII

EFFECT OF SUBSEQUENT DISABILITY OF PRINCIPAL

This Power of Attorney is executed pursuant to Article 2 of Chapter 32A of the General Statutes of North Carolina and shall not be affected by my subsequent incapacity or mental incompetence.

ARTICLE VIII

ADMINISTRATIVE PROVISIONS

A. Guardianship Provision. If it becomes necessary for a court to appoint a guardian of my property, I nominate my Attorney-in-Fact acting under this document to be the guardian of my property, to serve without bond or security.

B. Accountings. It shall be the duty of my Attorney-in-Fact to keep full and accurate inventories and accounts of all transactions for me as my agent. Such inventories and accounts shall be made available for inspection upon request by me or by my guardian or personal representative. My Attorney-in-Fact shall not be required to file any inventory or accounts with any court or clerk.

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C. Reliance of Third Parties on Attorney-in-Fact.

1. No person who relies in good faith upon the authority of or any representations by my Attorney-in-Fact shall be liable to me, my estate, my heirs, successors, assigns, or personal representatives, for actions or omissions by my Attorney-in-Fact.

2. The powers conferred on my Attorney-in-Fact by this document may be exercised by my Attorney-in-Fact alone, and my Attorney-in-Fact’s signature or act under the authority granted in this document may be accepted by persons as fully authorized by me and with the same force and effect as if I were personally present, competent, and acting on my own behalf. All acts performed in good faith by my Attorney-in-Fact pursuant to this Power of Attorney are done with my consent and shall have the same validity and effect as if I were present and exercised the powers myself, and shall inure to the benefit of and bind me, my estate, my heirs, successors, assigns, and personal representatives. The authority of my Attorney-in-Fact pursuant to this Power of Attorney shall be superior to and binding upon my family, relatives, friends, and others.

D. Removal and Resignation of Attorney-in-Fact. I shall have the right to remove an Attorney-in-Fact at any time in a writing signed by me and acknowledged before a notary public and delivered to the Attorney-in-Fact in person or to such person’s last known address by certified or registered mail, return receipt requested. An Attorney-in-Fact shall have the right to resign in a writing signed by the Attorney-in-Fact and acknowledged before a notary public and delivered to me and to any other Attorney-in-Fact acting under this Power of Attorney or, if none, to the named successor Attorney-in-Fact, if any, in person or to such person’s last known address by certified or registered mail, return receipt requested.

E. Partial Invalidity. If any part of this Power of Attorney is declared invalid or unenforceable under applicable law, such decision shall not affect the validity of the remaining parts.

F. Revocation of Power of Attorney. If this Power of Attorney has not been registered in an office of the register of deeds in any county in North Carolina, then in addition to the methods of revocation provided by section 32A-13(b) of the General Statutes of North Carolina, this Power of Attorney may be revoked by my executing and acknowledging, in the manner provided for execution of durable powers of attorney in Article 2 of Chapter 32A of the General Statutes of North Carolina, a subsequent Power of Attorney, a copy of which is delivered to the Attorney-in-Fact acting under this Power of Attorney in person or to such person’s last known address by certified or registered mail, return receipt requested.

G. Duty and Limited Liability of Attorney-in-Fact. This Power of Attorney does not impose a duty on my Attorney-in-Fact to exercise granted powers, but when a power is exercised, my Attorney-in-Fact shall use due care to act in my best interests and in accordance with this document. My Attorney-in-Fact and my Attorney-in-Fact’s estate, heirs, successors and assigns are hereby released and forever discharged by me, my estate, my heirs, successors and assigns and personal representatives from all liability and from all claims or demands of all kinds arising out of the acts or omissions of my Attorney-in-Fact pursuant to this document, except for willful misconduct or gross negligence.

H. Relation of Attorney-in-Fact to Health Care Agent. Any decision affecting my property or financial affairs, including a decision as to the disbursement of monies belonging to me, which is made by

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my Health Care Agent appointed pursuant to a Health Care Power of Attorney meeting the requirements of Article 3 of Chapter 32A of the General Statutes of North Carolina shall be superior to and binding upon my Attorney-in Fact acting under this Power of Attorney, and my Attorney-in-Fact acting under this General Power of Attorney shall not be required to inquire into whether any such decision is necessary to exercise powers relating to health care, or whether costs incurred by the Health Care Agent are reasonable, and shall not be liable to me, my estate, my heirs, successors and assigns and personal representatives for any acts or omissions arising from any such decision.

I have signed and sealed this Power of Attorney this 23rd day of May, 2006.

/s/ Marilyn Marie Congdon	(SEAL)
MARILYN MARIE CONGDON

STATE OF NORTH CAROLINA

COUNTY OF GUILFORD

On this 23rd day of May, 2006, personally appeared before me, the said named MARILYN MARIE CONGDON, to me known and known to me to be the person described in and who executed the foregoing instrument and she acknowledged that she executed the same, and being duly sworn by me, made oath that the statements in the foregoing instrument are true.

/s/ Patsy W. Portis
Notary Public

My Commission Expires:

1-21-2011
(SEAL)